April 21, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Cecilia Blye
Jennifer Hardy

Re:	LinkedIn Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 12, 2016
File No. 001-35168

Ladies and Gentlemen:

LinkedIn Corporation (“LinkedIn,” “we,” “our” or the “Company”) is submitting this letter in response to the comment from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 11, 2016 regarding the above referenced Annual Report on Form 10-K for fiscal year ended December 31, 2015. For your convenience, we have repeated your comment below in italics.

Form 10-K for the Fiscal Year Ended December 31, 2015

General

1.                                            In your letter to us dated April 24, 2013, you discussed contacts with Syria and Sudan, countries which are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. You stated that you do not allow paid services such as premium subscriptions, Talent Solutions and advertising services to be purchased by persons in Syria and Sudan. You also said that you did not have any agreements, commercial arrangements or other contracts that generate revenue or are fee-based with the Syrian or Sudanese governments, or certain persons or entities designated by OFAC.

Securities and Exchange Commission

April 21, 2016

Please tell us whether you continue to prohibit services relating to commercial communications and activities with Syria and Sudan, and whether the other representations in your April 24, 2013 letter remain true. In this regard, we note that we recently located LinkedIn pages for Careers.Sy, which state that it is Syria’s number one job site and asks people looking for jobs in Syria to send resumes; and for SudaZone, which advertises jobs in Sudan. We also located LinkedIn profiles for Syriatel and Syria International Islamic Bank, companies which are on the Specially Designated Nationals list maintained by the Treasury Department’s Office of Foreign Assets Control.

We confirm that the representations in our April 24, 2013 letter (the “April 2013 Letter”) remain true. As noted in the April 2013 Letter, LinkedIn allows individuals around the world, including in Sudan and Syria, to access and use its free and publicly available social networking services to connect and explore professional opportunities, including by providing access to people, jobs, news, updates, and related insights. In addition, either individual members or LinkedIn itself may create and post a company profile on LinkedIn, which is a page that can be linked to an individual member’s profile to add context to his or her employment experience, and which generally contains publicly available information about a given company. The profiles of Sudazone, Syriatel and Syria International Islamic Bank that have been identified by the Staff are examples of these company pages. We are not able to identify a specific page for Careers.Sy, but are aware of a page for Careers in Syria, which references Careers.Sy, and this is also an example of such a page. Although some companies are able to pay for “premium” company pages that have additional features, there are no paid services associated with any of these company pages.

* * * * *

The Company also acknowledges that:

•        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 21, 2016

Should the Staff have any additional comments or questions, please contact me at (650) 687-3600. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours,

LINKEDIN CORPORATION

/s/ Michael J. Callahan

Michael J. Callahan
Senior Vice President, General Counsel and
Secretary

cc:  Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, Professional Corporation